Exhibit 99.h(4)

DISTRIBUTION PLAN

Class D Shares of

Resource Credit Income Fund

DISTRIBUTION PLAN made as of February 3, 2015 for Resource Credit Income Fund (the “Fund”) on behalf of its Class D Shares.

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company operating as an interval fund which offers for public sale separate classes of shares of beneficial interest (the “Shares”); and

WHEREAS, the Fund desires to adopt this Distribution Plan (the “Plan”) on behalf of the Fund by the Board of Trustees (the “Board”) pursuant to which the Fund, with respect to the Class D Shares of the Fund, will pay a fee for Distribution Activities (as defined below); and

WHEREAS, the Trustees of the Fund as a whole, and the Trustees who are not interested persons of the Fund (as defined in the 1940 Act) (“Independent Trustees”) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement relating hereto (the “Qualified Trustees”), having determined, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the 1940 Act, that there is a reasonable likelihood that this Plan will benefit Class D shareholders and the Fund);

NOW THEREFORE, the Fund hereby adopts this Plan for the Class D Shares of the Fund, on the following terms and conditions:

1.  The Fund is authorized to pay for sales and promotional activities and services (“Distribution Activities”) under this Plan, at the rate of 0.50% on an annualized basis of the average net assets attributable to Class D Shares of the Fund.  Distribution Activities may include the following: (a) payments, including incentive compensation, to securities dealers or other financial intermediaries, financial institutions, investment advisers and others that are engaged in the sale of Class D Shares, or that may be advising shareholders of the Fund regarding the purchase, sale or retention of Class D Shares, or that hold Class D Shares for shareholders in omnibus accounts or as shareholders of record or provide shareholder support or administrative services to the Fund and its shareholders; (b) payments made to securities dealers or other financial intermediaries, financial institutions, investment advisers and others that render shareholder support services not otherwise provided by the Fund’s transfer agent, including, but not limited to, allocated overhead, office space and equipment, telephone facilities and expenses, answering routine inquiries regarding the Fund, processing shareholder transactions, and providing such other shareholder services as the Fund may reasonably request; (c) expenses of maintaining personnel (including personnel of organizations with which the Fund has entered into agreements related to this Plan)

who engage in or support distribution of Class D Shares; (d) costs of preparing, printing and distributing prospectuses and statements of additional information and reports of the Fund for recipients other than existing shareholders of the Fund; (e) costs of formulating and implementing marketing and promotional activities, including, but not limited to, sales seminars, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; (f) costs of preparing, printing and distributing sales literature; (g) costs of obtaining such information, analyses and reports with respect to marketing and promotional activities as the Fund may, from time to time, deem advisable; and (h) costs of implementing and operating this Plan.  The Fund is authorized to engage in the activities listed above, and in any other activities related to the distribution of Class D Shares, either directly or through other persons with which the Fund has entered into agreements related to this Plan.  Distribution fees are to be paid by the Fund monthly, or at such other intervals as the Board shall determine. Such fees shall be based upon the Class D Shares’ average daily net assets during the preceding month, and shall be calculated and accrued daily.

2.  The Fund may enter into agreements with certain securities dealers or brokers, administrators and others (“Recipients”) to provide compensation to such Recipients based on the net asset value of Class D Shares of the Fund held by clients or customers of that Recipient, for activities and services of the type referred to Paragraph 1.  The Fund may also make payments to the investment adviser and/or sub-adviser of the Fund for reimbursement of marketing related expenses.

3.  This Plan shall be effective upon the first public issuance of Class D shares; provided that it has been approved, together with any related agreements, by a majority vote, cast in person at a meeting (or meetings) called for the purpose of voting on such approval, of: (a) the Board; and (b) those Trustees of the Fund who are not “interested persons” of the Trust and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (the “Qualified Trustees”).

4.  This Plan may continue in full force and effect with respect to the Fund for so long as such continuance is specifically approved at least annually, following the first issuance of Class D Shares, in the manner provided for approval of this Plan in subsections (a) and (b) of Paragraph 3.

5.  The Fund shall provide, or cause to be provided, to the Board and the Board shall review, at least quarterly, a written report of the amounts expended under this Plan and the purposes for which such expenditures were made.

6.  The Fund may terminate this Plan any time (and related agreements without the payment of any penalty upon sixty (60) days written notice to an agreement-related party), by vote of a majority of the Qualified Trustees, or by vote of a majority of the outstanding Class D voting securities of the Fund. Notwithstanding the foregoing, any Plan-related agreement shall terminate automatically in the event of its assignment.

7.  This Plan may not be amended to increase materially the amount of fees to be paid by the Fund unless such amendment is approved by a vote of a majority of the outstanding Class D Shares of the Fund, and no material amendment to the other provisions of this Plan shall be made unless approved in the manner provided for approval and annual renewal in subsections (a) and (b) of Paragraph 3 hereof.

8.  The amount of fees payable by the Fund under this Plan, and the amounts received by a party under this Plan, may be greater or lesser than the expenses actually incurred in performing Distribution Activities.  The fees payable under this Plan will be payable by the Fund until either this Plan is terminated or not renewed with respect to the Class D Shares of the Fund.

9.  While this Plan is in effect, the selection and nomination of the Independent Trustees shall be made solely at the discretion of the Independent Trustees, and the Board shall satisfy the, then-effective, fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act.

10. As used in this Plan, the terms “majority of the outstanding voting securities,” “assignment” and “interested person” shall have the same meanings as those terms have in the 1940 Act.

11. The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date thereof, the first two years in an easily accessible place.

12. The Trustees of the Fund and the shareholders of the Fund shall not be liable for any obligations of the Fund under this Plan, and any person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Fund in settlement of any such right or claim, and not to such Trustees or shareholders.